

January 31, 2013

Via Email
Marcus Frasier
President and Chief Executive Officer
Idle Media, Inc.
216 S. Centre Avenue
Leesport, PA 19533

   Re: Idle Media, Inc.
     Item 4.02 Form 8-K/A
     Filed January 28, 2013
     Response dated January 28, 2013
     File No. 0-54736

Dear Mr. Frasier:

  We have reviewed your response letter as well as your filing and have the following comments.

Item 4.02 Form 8-K/A filed January 28, 2013

1. Refer to your statement, "As soon as practicable, the Company expects to file an amendment to its Form 10 containing restated audited financial statements from fiscal years 2010 and 2011 and restated unaudited interim financial statements for its second and third quarters of fiscal year 2012, as well as an amendment to its Form 10-Q for the quarterly period ended June 30, 2012 containing restated unaudited interim financial statements for such quarter." Please also amend all previously filed periodic reports that contain materially misstated financial statements.

2. Please refer to the second paragraph of your disclosure. You state you "[n]oted while reviewing historical information that revenues recorded by Zoeter, LLC were derived by DatPiff, LLC's website and therefore properly allocable to DatPiff, LLC. Accordingly, the Company will no longer be consolidating Zoeter, LLC." Please revise to clearly distinguish the conclusion that Zoeter, LLC is no longer being consolidated because it does not constitute a VIE from your discovery of errors related to the improper allocation of revenues to Zoeter, LLC. In this regard, please clearly disclose when you became aware that revenues recorded by Zoeter, LLC were allocable to DatPiff, LLC, that is, if it was subsequent to the determination that Zoeter, LLC should not be consolidated. Reference is made to your September 24, 2012 response letter including the consolidating financial information and discussion of cash received by Idle

Media, LLC (now known as Zoeter, LLC) relating to revenues generated by Datpiff, LLC.

3. Please refer to the paragraph immediately preceding your tabular presentation of balance sheet adjustments. Please disclose the amount or your estimate of the amount of the receivables from Zoeter, LLC that is being recorded as a reduction of stockholders' equity.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant at (202) 551- 3202, or you may direct your questions to me at (202) 551-3720.

Sincerely,

/s/ Jim Allegretto for

Andrew D. Mew
Accounting Branch Chief